EXHIBIT 4.49



                                 PROMISSORY NOTE


$15,085.92                Milpitas, California                 September 8, 2000



For value received, ADATOM.com, Inc., promises to pay Richard Barton the sum of Fifteen Thousand and Eighty Five Dollars and Ninety-Two cents ($15,085.92) with interest at the rate of Ten Percent per annum (10%) until paid. Any unpaid interest will become part of the principal. Interest payable quarterly commencing on September 30, 2000. Principal of Fifteen Thousand One hundred Seventy Six dollars and Eighty-Five cents ($15, 176.85) is due in one payment on September 30, 2000. Principal may be paid in whole or in part prior to the due date without penalty or premium.

Should default be made in payment of principal and/or interest when due, the whole sum of principal and interest shall become immediately due, at the option of the holder of the note. If action be instituted on this note, The maker promises to pay such sum as a Court may fix as attorney's fees.






Adatom.com, Inc.

By: /s/ MICHAEL M. WHEELER
    -----------------------
        Michael M. Wheeler
        Controller





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